UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 25, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Harmony’s half-year production in line with operational guidance for FY2021
Boosted by production from newly acquired assets

Johannesburg, Monday, 25 January 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it is on target to meet annual gold production guidance of between 1.26Moz and 1.3Moz after producing 23 183kg (745 347oz) in the six months ended 31 December 2020.

Total production for the quarter ended 31 December 2020 increased by 38% to 13 425kg (431 622oz) compared to 9 758kg (313 725oz) in the September 2020 quarter, with the average recovered underground grade increasing by 9% from 5.31g/t to 5.80g/t quarter on quarter.

For the six months to 31 December 2020, total production increased by 8% to 23 183kg compared to the 21 411 kilograms in the six months ended 31 December 2019. Underground recovered grade increased by 5% from 5.29g/t to 5.58g/t.

Higher gold production was due to the integration of the Mponeng and Mine Waste Solutions assets, the effective measures adopted in preventing and mitigating the impact of COVID-19 and disciplined mining.

Since assuming full ownership of Mponeng mine, Mine Waste Solutions and related assets on 1 October 2020, these acquired assets have contributed 3 220kg (103 525oz). Excluding these acquired assets, Harmony has met its half year production guidance. Harmony will provide an update on its annual guidance – which will include the projections of these assets – at its results presentation on the 23rd of February 2021.

“In navigating the return-to-work challenges, top of mind was the health, safety and overall wellbeing of our employees. I wish to commend our health and operational teams for the remarkable job done in ensuring a safe return to work. The integration of Mponeng and Mine Waste Solutions went according to plan and contributed both to the quality of the ounces produced and overall production,” said chief executive officer Peter Steenkamp.

The all-in-sustaining costs, together with Harmony’s financial results are being finalised and will be shared when the Company reports its results for the half-year on Tuesday, 23 February 2021 on a virtual platform.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
25 January 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 25, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director